CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to December 31, 2007 Audited Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the audited consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended December 31, 2007

Earnings Coverage on long-term debt

Before foreign exchange on long-term debt (1) (3)	5.6

After foreign exchange on long-term debt (2) (3)	6.5

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $31.0 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at December 31, 2007. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended December 31, 2007, earnings coverage on long-term debt before foreign exchange on long-term debt and after foreign exchange on long-term debt would have been 5.5 and 6.3, respectively.